Year End Financial Statements

                                      June 30, 2006, 2005 and 2004

          Management Discussion and Analysis

General

The purpose of this Management Discussion and Analysis (“MD&A”) is, as required by regulators, to explain management’s point of view on Ripple Lake Diamonds Inc.’s past performance and future outlook.  This report also provides information to improve the reader’s understanding of the year-end financial statements and related notes, and should therefore be read in conjunction with the financial statements of the Company and notes thereto for the fiscal year ending June 30, 2006. The Company’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and Note 9 thereto includes a reconciliation to US GAAP.  Additional information on the Company is available on SEDAR and at the Company’s website, ripplelake.com.  The date of the MD&A is October 26, 2006.

Forward Looking Statements

Certain sections of this Management Discussion and Analysis may contain forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results.  The risks, uncertainties and other factors that could influence actual results are described in the “Risks and Uncertainties” section of this report.  The forward looking statements contained herein are based on information available as of October 26, 2006.

Highlights for the year ended June 30, 2006

•

During the year, the Company staked additional mineral claims in the TCH Diamond Project area.  The Company’s interest in the TCH Diamond Project now totals approximately 143,300 hectares.

•

During the year, the Company completed three financings for gross proceeds of $2,539,360 to fund the exploration program in the KMD and TCH properties and for general working capital.

Nature of Business

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004.  The Company is engaged in the exploration for diamonds and has two active diamond exploration projects; the TCH Diamond Project in Ontario and the KMD Project in Nunavut.  The Company’s objective is to locate and develop economic diamond deposits.

Selected Annual Financial Information

The following financial data is selected financial information for the Company for the three most recently completed financial years ending June 30,

Year ended June 30

	2006	2005	2004
	$	$	$
Total Revenues (Interest)	1,990	2,256	Nil
Loss before tax recoveries	(588,800)	(984,040)	(18,301)
Net Loss	(467,636)	(921,040)	(18,301)
Loss per share – basic and diluted	(0.02)	(0.05)	(0.02)
Weighted average shares outstanding	26,783,813	18,539,297	965,518
Total assets	5,269,042	3,575,080	838,113
Total long term debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Financial year 2006 compared to financial year 2005

The Company recorded a net loss of $467,636 ($0.02 loss per share) in 2006 compared to a net loss of $921,040 ($0.05 loss per share) in 2005.  The loss in 2006 was primarily attributable to stock-based compensation, filing fees, management fees, professional fees and public and shareholder relations expenses.

Financial year 2005 compared to financial year 2004

The Company recorded a net loss of $921,040 ($0.05 loss per share) in 2005 compared to a net loss of $18,301 ($0.02 loss per share) in 2004 (representing five-month period ended June 30, 2004).  The loss in 2005 was attributable to stock-based compensation, filing fees, management fees, professional fees and public and shareholder relations expenses.

Results of Operations

The Company incurred a net loss of $467,636 for the current year compared to a net loss of $921,040 for previous year ended June 30, 2005.  These losses resulted in a net loss of $0.02 per share for year compared to a net loss of $0.05 per share for the previous year.  The lower loss per share was primarily due to a higher stock-based compensation expense in the previous year ($183,750 in 2006 compared to $611,000 in 2005).

The operating and administration expenses for the year amounted to $590,790 compared to $986,296 for the comparative year.  The major expenses for the year were $183,750 stock-based compensation expense as a result of the Company approving 1,480,000 stock options compared to $611,000 in the previous year; Filing fees in the amount of $29,475 compared to $45,284 in the previous year and the lower amount in 2006 is mainly due to a one-time listing fee ($22,500)  paid in 2005 to the TSX for listing the Company on the exchange; Management fees in the amount of $84,500 compared to $102,000 for the previous year and the lower amount in 2006 is due to no payment made to a former director since December 2005; Office in the amount of $27,104 compared to $7,580 for the previous year and the higher amount in 2006 is due to write-off of $20,000 relating to a failed financing proposal; Professional fees in the amount of  $119,839 compared to $69,615 in the previous year and the higher amount in 2006 is due to the adjustment in 2006  to the accrual for the 2005 audit fee and fees incurred for quarterly filings as 2006 is a complete four quarters compared to only two quarters in 2005 (the Company was listed in January 2005); Property investigation cost in the amount of $15,911 compared to $Nil for the previous year; Public and shareholder relations in the amount of $87,118 compared to $107,218 in the previous year; Rent in the amount of $21,500 compared to $18,000 in the previous year; and Transfer agent fees in the amount of $12,967 compared to $10,487 the previous year.

The Company’s projects are at the exploration stage and have not generated any revenues.

Summary of Quarterly Results

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three Months Ended	June 30, 06	March 31, 06	Dec. 31, 05	Sept. 30, 05
	$	$	$	$
Total Revenue	1,152	570	48	221
Net Loss	(266,993)	(89,078)	(66,071)	(45,494)
Loss per share-basic and diluted	0.008	0.003	0.003	0.002

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three Months Ended	June 30, 05	March 31, 05	Dec 31, 04	Sept 30, 04
	$	$	$	$
Total Revenue	572	1,426	233	25
Net Loss	(377,940)	(425,782)	(39,636)	(77,682)
Loss per share-basic and diluted	0.015	0.021	0.002	0.005

Fourth Quarter

During the quarter ended June 30, 2006, the Company incurred a loss of $266,993 ($0.008 loss per share) compared to a loss of $377,940 ($0.015 loss per share) during the quarter ended June 30, 2005.  The major expenses incurred in the fourth quarter of 2006 as compared to the fourth quarter of 2005 were filing fees of $13,184 compared to $9,992; Management fees of $18,000 compared to $25,500; Office expenses of $20,854 compared to $2,665 and the higher amount is due to the write-off of $20,000 relating to a failed financing proposal; Professional fees of $49,227 compared to $37,839; Public and shareholder relations of $48,017 compared to $49,512; Rent of $6,000 compared to $4,500; Stock-based compensation of $1,750 compared to $241,000 mainly due to a revision to assumptions used in the option pricing model in 2005; and Transfer agent fees of $2,606 compared to $5,059.

Exploration Activities

During the year ended June 30, 2006, the Company increased the carrying value of its mineral  exploration properties in Canada to $4,881,420 from $3,185,400 representing an increase of $1,696,020.

The fiscal 2006 major exploration activities compared to fiscal 2005 were Property acquisition and staking costs in the amount of $584,187 compared to $648,549; Camp in the amount of $25,252 compared to $243,280; Data analysis in the amount of $405,783 compared to $208,454; Geological in the amount of $389,722 compared to $185,017; Geophysics in the amount of $226,427 compared to $185,885; Mapping in the amount of $47,149 compared to $Nil; Mobilization and demobilization in the amount of $16,000 compared to $20,938.

The KMD Project, Nunavut

The KMD property is located approximately 960 km east-northeast of Yellowknife, NWT and 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Billiton. The property comprises approximately 151,000 acres in an area undergoing active exploration by all of the leading diamond exploration companies.

During the year, the Company expended $534,082 in deferred exploration and acquisition costs related to the KMD property compared with $1,887,330 during the previous year.  These major deferred expenses for the fiscal 2006 compared to fiscal 2005 were Property acquisition and staking in the amount of $28,500 compared to $485,372; Camp in the amount of $25,252 compared to $243,280; Data analysis in the amount of $256,328 compared to $44,219; Geological in the amount of $177,268 compared to $95,827; Geophysics in the amount of $34,207 compared to $185,885 and Mapping in the amount of $11,027 compared to $Nil.

Kimberlite indicator minerals (KIM’s); pyrope, chrome spinel, chrome-diopside and olivine) were found in 156 of the submitted samples. Pyrope is the most abundant (more than 4,400 grains were found in 127 samples), whereas chrome spinel, chrome-diopside and olivine were observed but less abundant. Based on mineralogical criteria, all pyrope grains from Brown Lake area panned samples were classified as P1 group short-transit pyrope grains characterized by a predominance of angular grains, often with fragments of Type I primary magmatic surface and sometimes with relics of kelyphitic rim. Based on the results of the analysis, all pyropes were low-Cr and medium-Cr G9 pyrope grains; no G10 pyropes were present. According to the 2004 Ni-thermometry conducted by Mineral Services Canada Inc., a high proportion of the pyropes tested would fall inside the diamond stability field so the lack of G10 garnets is not a concern.

Pyrope-bearing samples form a broad NW-trending zone (“halo”) between Brown Lake and Camp Lake. Based on the analysis of KIM distribution in the KMD property, the ‘head’ and middle parts of the main pyrope halo in the Brown Lake area have been outlined from all sides (NW, SW and NE). The main pyrope halo is clearly bounded by numerous ‘barren’ (KIM-free) panning samples on the NW, SW and NE, which significantly restricts the area of probable localization for the inferred primary source(s) of the pyrope aureole.

Within the large halo are a number of areas of intense concentrations of pyrope grains, in total 12 local areas were sampled in detail. The bulk of the identified pyrope grains (more than 4,000 grains) were found within local areas. In these areas, pyrope concentration is as high as several hundreds of grains per standard 20-litre sample. Within some of local areas, pyrope anomalies are associated with the airborne geophysical (magnetic and electromagnetic) anomalies generated from the 2005 geophysical survey completed by Fugro.

LeBel Geophysics of Vancouver completed an additional geophysical interpretation of the Fugro survey results and integrated the Fugro airborne results with the company’s heavy mineral anomalies. Coincident airborne and heavy mineral sampling anomalies were noted in a number of areas that will require additional follow-up which should include prospecting, ground geophysics and drilling.

The TCH Diamond Project, Ontario

The TCH Diamond Project lies within the Superior Province of the Canadian Shield. Stable Continental cratons like the Canadian Shield host the known diamond producing regions around the world, in South Africa, Russia and now Canada, following the discovery of diamonds in the Lac de Gras area of the Northwest Territories in 1991 and the subsequent development of the Ekati Mine, by BHP Billiton and Dia Met Minerals, and the Diavik Mine by RTZ and Aber Resources. The TCH property is approximately 30 km west of Marathon, Ontario which is serviced by the Trans-Canada Highway and a small airport.

During the year the Company expended $1,161,938 in deferred exploration and acquisition costs related to the TCH property compared with $1,029,897 during the previous year.  The major deferred expenses for the fiscal 2006 compared to fiscal 2005 were Property acquisition and staking costs in the amount of $555,687 compared to $163,177; Data analysis in the amount of $149,455 compared to $164,235; Geological in the amount of $212,454 compared to $89,190; Geophysics in the amount of $192,220 compared to $Nil; Mapping in the amount of $36,122 compared to $Nil and Mobilization and demobilization in the amount of $16,000 compared to $8,000.

During the year, the Company engaged Condor Consulting Inc. of Colorado to complete a geophysical interpretation of the existing 1999 Ontario Geological Survey’s airborne magnetic and electromagnetic data, and integrate that information with the results of the 2005 Aeroquest helicopter airborne geophysical survey in order to identify kimberlite-pipe-like anomalies.

During the 2005 field season, 546 new samples for diamond and diamond indicator minerals were collected and panned in the field in the TCH claim block.  The samples were collected throughout the claim block from till sediments (231 samples), lake sediments (111 samples), alluvial sediments (62 samples), glaciofluvial sediments (135 samples), and colluvial and other sediments (seven samples), with each sample consisting of approximately 20 litres (30 kilograms) of material.

Detailed sampling was organized within eight local areas that had demonstrated high concentrations of kimberlite indicator minerals or KIM grains, based on the results of sampling in 2004 in areas that also included magnetic or EM anomalies outlined in the recent airborne geophysical interpretation.

During the course of the detailed sampling, picroilmenite halos composed of large (two to three millimetres in size) grains were established in the northeastern part of the area.  In one of the samples from this area, a kimberlite-like rock fragment, 20 by 15 by nine millimetres in size, was found.  The kimberlitic-like sample shows a combination of characteristic features typical of kimberlites, lamproites and ultramafic lamprophyres, and therefore is of kimberlite-lamproite composition.

The sample concentrates were delivered to the KMD/Institute of Diamonds Laboratory in Moscow to be processed and for mineralogical analysis.  They are being treated with heavy liquids, by magnetic and paramagnetic separation, and will be studied for the presence of KIMs: pyrope garnet, picroilmenite, chrome spinel, chrome-diopside and magnesian olivine.  The KIMs recovered in the laboratory will be examined in detail using a scanning electron microprobe (SEM) for morphological clues, and then by an electron microprobe, for more detailed chemical study.  The results of this analysis are expected in late 2006.

Liquidity and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its’ properties and accordingly, the Company does not generate cash from operations.  Ripple Lake finances development and exploration activities by raising capital from equity markets from time to time.  As at June 30, 2006 the Company had cash, receivables and prepaid expenses of $387,622 compared with $388,407 at June 30, 2005 and total assets of $5,269,042 and $47,962 in payables and accruals.  The Company has no long-term debt.

During the year, the Company completed several share offerings as follows:

On September 27, 2005, the Company completed a non-brokered private placement of 622,466 units at $0.45 per unit.  Each unit consisted of one flow-through common share and one-half a share purchase warrant to purchase a non-flow through common share until September 27, 2006 at $0.50 per share.

On January 24, 2006, the Company completed a non-brokered private placement of 5,482,667 units at $0.15 per unit.  Each unit consisted of one common share and one share purchase warrant.  2,116,667 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares.  Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of $0.20 per share until January 24, 2008.

During May and June 2006, the Company completed a brokered and non-brokered placement of 6,385,999 units at $0.225 per unit.  Each unit consisted of one common share and one share purchase warrant.  1,627,778 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares.  Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of $0.30 per share for a period of two years from closing.

All of the above offerings are disclosed in detail in the annual financial statements.

Proceeds from the above issues were used for maintenance, assessment and exploration activities associated with the Company’s exploration properties in Ontario and Nunavut and for working capital.

The Company’s operations consist of acquisition, maintenance and exploration of mining properties, including actively seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent in the extent to which it can discover new mineral deposits.  The Company will require additional equity investment in the near future to fund its exploration activities and for working capital.

Contractual commitments

The Company is committed under management contracts with the President for $6,000 per month and with an officer for $2,500 per month to June 2008.  The Company also has an agreement with the Manager, Exploration on a daily retainer basis at a minimum of $1,000 per month to May 2007.

The Company is committed under a premises lease with a rent of $2,000 per month to June 2008.

Off balance sheet arrangements

The Company has no off balance sheet arrangements.

Related party transactions

During the fourth quarter the Company incurred $18,000 ($25,500 in the previous quarter) in management and consulting services rendered by the President (see contractual commitments).  Management and professional fees paid to related parties were $96,500 for the fiscal year ended June 30, 2006 and $114,000 for the year ended June 30, 2005.  For the fiscal year the Company also incurred $52,614 ($33,632 for the year ended June 30, 2005) in mineral property exploration services rendered by a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Risks and uncertainties

The principal business of the Company is the exploration and development of mineral properties.  Given the nature of the mining business, the limited extent of the Company’s assets and the present stage of exploration, the following risks factors, among others, should be considered.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves and, therefore, does not generate any revenues from production.  The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition.  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive.  There is no assurance that our exploration efforts will be successful.

Since the Company does not generate any revenues from production, it may not have sufficient financial resources to undertake by itself all of its planned mineral acquisition and exploration activities.  Operations will continue to be financed primarily through the sale of securities, such as common shares.  The Company will need to continue its reliance on sale of such securities for future financing, which may result in dilution to existing shareholders.  In addition, the amount of additional funds required may not be available under favourable terms, if at all, and will depend largely on the market conditions.

As at the date of this MD&A the Company requires additional equity financing to carry on its business.

Change in accounting policy

The Company did not make any changes to its accounting policy during the year in question.

Critical Accounting Estimates

A detailed summary of the Company’s significant accounting policies is included in Note 2 to the audited financial statements for the year ended June 30, 2006.

Disclosure Controls

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, if any, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared.  Management has also designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the year ended June 30, 2006 in accordance with Canadian Generally Accepted Accounting Principles.  There has been no change in the Company’s disclosure controls and procedures or in the Company’s internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures in place as at June 30, 2006.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these disclosure controls and procedures were effective with the exception of the following control deficiency: at the date of this analysis, the Company has not implemented a whistleblower policy.  The Company’s audit committee is expected to meet in the near future to authorize the establishment of procedures for the whistleblower policy.

Disclosure of outstanding share data

As at June 30, 2006 the Company had 36,075,682 common shares outstanding.  As at October 26, 2006 the Company had 36,115,682 common shares outstanding. The Company also has 2,680,000 incentive stock options that are exercisable into that same number of common shares of the Company.  In addition, there are 13,513,233 warrants outstanding that are exercisable into that same number of common shares of the Company.